Exhibit 99.1

MEDIA RELEASE

November 7, 2022

Algoma Steel Group Reports Fiscal 2023 Second Quarter Results

Results In Line with Previously Announced Expectations

Completed Labour Negotiations and Advanced Plate Mill Modernization Commissioning

Electric Arc Furnace Construction Advancing as Planned

Repurchased US$400 Million, or ~28% of Shares

SAULT STE. MARIE, ONTARIO (November 7, 2022) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its fiscal second quarter ended September 30, 2022.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Fiscal 2023 to Fiscal 2022 Second Quarter Comparisons

•	Consolidated revenue of $599.2 million, compared to $1.01 billion in the prior-year quarter.

•	Consolidated income from operations of $5.6 million, compared to $402.1 million in the prior-year quarter.

•	Net income of $87.2 million, or $0.36 per diluted share, compared to $288.2 million, or $4.02 per diluted share in the prior-year quarter.

•	Adjusted EBITDA of $82.7 million and Adjusted EBITDA margin of 13.8%, compared to $430.6 million and 42.6% in the prior-year quarter (See “Non-IFRS Measures” below).

•	Cash flows used in operations of $66.1 million, compared to cash generated of $380.1 million in the prior-year quarter.

•	Shipments of 435,202 tons, compared to 587,340 tons in the prior-year quarter.

•	Paid quarterly dividend of US$0.05/share.

•	Completed US$400 million Substantial Issuer Bid (“SIB”), resulting in the repurchase of 27.9% of issued and outstanding common shares as of the time the SIB was announced.

•	The Company ratified new five-year collective agreements with its unionized workforce represented by United Steelworkers Local 2724 and 2251.

Michael Garcia, the Company’s Chief Executive Officer, commented, “As previously disclosed, the fiscal second quarter presented a number of operational challenges that adversely impacted our results, while we worked against the backdrop of steel pricing uncertainty. We are focused on overcoming those transitory events to return our facilities to full operating capacity. We estimate the operational challenges to have a financial impact of $130 million on Adjusted EBITDA, with approximately 60% incurred in the second fiscal quarter and the balance to affect the third fiscal quarter. We continue to advance our transformative electric arc furnace project, which remains on time and on budget, and are completing the final stages of the plate mill modernization phase 1 commissioning.”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

In the quarter we reached new five-year collective agreements with each of our two unions representing the majority of our workforce, providing labour certainty at our facilities through the targeted completion of our electric arc transformation. Despite near-term challenges on pricing, we will continue to focus on improving operational performance and disciplined execution to drive long-term value creation for all of our stakeholders,” Mr. Garcia concluded.

Second Quarter Fiscal 2023 Financial Results

Second-quarter revenue totaled $599.2 million, down 40.7% from $1.01 billion in the prior-year quarter. As compared with the prior-year quarter, steel revenue was $551.5 million, down 41.1% from $936.5 million, and revenue per ton of steel sold was $1,377, down 19.9% from $1,720.

Average realized price of steel net of freight and non-steel revenue was $1,266 per ton, down 20.6% from $1,594 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,033, up 20.7% from $857 in the prior-year quarter, driven primarily by higher input costs associated with third-party metallurgical coke purchases, natural gas, alloys, and scrap. Shipments for the second quarter decreased by 25.9% to 435,202 tons, compared to 587,340 tons in the prior-year quarter. The year-over-year decline in shipments was largely attributable to previously disclosed plate mill modernization commissioning delays and production shortfalls at our direct strip production complex (DSPC) related to temporary workforce availability events.

Income from operations was $5.6 million, compared to $402.1 million in the prior-year quarter. The year-over-year decrease was primarily due to a decrease in the selling price of steel and an increase in costs, including the replacement of internally produced coke with purchased coke as a result of our conveyor fire and an increase in the purchase price of key inputs such as metallurgical coke, natural gas, alloys and scrap as compared to the prior year.

Net income in the second quarter was $87.2 million, or $0.36 per diluted share, compared to $288.2 million, or $4.02 per diluted share in the prior-year quarter. The decrease in net income was driven primarily by the factors described above under income from operations, while the decrease in diluted earnings per share additionally reflected the higher share count resulting from the company’s merger with Legato Merger Corporation in October of 2021.

Adjusted EBITDA in the second quarter was $82.7 million, compared with $430.6 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of 13.8%, compared with 42.6% for the prior-year quarter. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Substantial Issuer Bid (Share Repurchase)

On July 27, 2022, the Company completed a US$400 million SIB, as part of its overall capital allocation strategy, resulting in the Company repurchasing 41,025,641 outstanding common shares, or approximately

27.9% of issued and outstanding common shares as of the time the SIB was announced, at a price of US$9.75 per share. Following the completion of the SIB, the company had 105,403,930 outstanding common shares.

Normal Course Issuer Bid (Share Repurchase)

On March 3, 2022 the Company announced the commencement of a normal course issuer bid (NCIB) after receiving approval from the Toronto Stock Exchange, authorizing the Company to acquire up to a maximum of 7,397,889 shares, or 5% of its issued and outstanding shares as of February 18, 2022, subject to a maximum of 16,586 shares per day. The NCIB expires on March 2, 2023 if not fully exercised. The Company repurchased 1,504,604 shares from the market under the NCIB during the fiscal quarter ended September 30, 2022 at an average price of US$8.31 per share for a total consideration of US$12.5 million.

Electric Arc Furnace

In November 2021, the Board of Directors authorized the Company to construct two new state of the art electric arc furnaces (“EAF”) to replace its existing blast furnace and basic oxygen steelmaking operations. The $700 million project is expected to take two years to complete and is advancing as planned. Following the transformation to EAF steelmaking, Algoma’s facility is anticipated to have an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity, and reducing the Company’s annual carbon emissions by approximately 70%.

Quarterly Dividend

The Company’s board of directors has declared a regular quarterly dividend in the amount of US$0.05 on each common share outstanding, payable on December 30, 2022 to holders of record of common shares of the Corporation as of the close of business on November 30, 2022. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Conference Call and Webcast Details

A webcast and conference call will be held on Tuesday, November 8th, 2022 at 11:00 a.m. Eastern time to review the Company’s fiscal second quarter results, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Second Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13733046.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited condensed interim consolidated financial statements for the three months ended September 30, 2022, and Management’s Discussion & Analysis thereon are available under the Company’s profile on the Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward forward-lookingnts”), including statements regarding Algoma’s strategic objectives, position as a leading producer of green steel, its expectation to pay a quarterly dividend, ability to create long-term value creation for all of its stakeholders, and potential purchases under the NCIB. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “budget,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the recently completed merger may not be realized; the risks that Algoma will be unable to realize its business plans and strategic objectives, including its investment in and transition to EAF; the risks associated with the steel industry generally, including the price of steel; and changes in general economic conditions, including as a result of the COVID-19 pandemic, inflation and the ongoing conflict in Ukraine. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F filed by Algoma with the SEC (available at www.sec.gov) and the Ontario Securities Commission (“OSC”) (available under Algoma’s SEDAR profile at www.sedar.com), and in Algoma’s other public filings with the SEC and the OSC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non-IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Adjusted EBITDA, as we define it, refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, restructuring costs, impairment reserve, foreign exchange gain, finance income, inventory write-downs, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, share based compensation, and past service costs related to pension benefits and post-employment benefits. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results. See the financial tables below for a reconciliation of the non-IFRS financial measures reported herein.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Having upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace, Algoma is on a transformational journey, modernizing its plate mill facilities and transitioning to electric arc steelmaking, securing its future as a leading producer of green steel.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on position us firmly as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	September 30, 2022	March 31, 2022
expressed in millions of Canadian dollars
Assets
Current
Cash	$464.9	$915.3
Restricted cash	3.9	3.9
Taxes receivable	20.4	—
Accounts receivable, net	266.9	402.3
Inventories, net	866.4	480.0
Prepaid expenses and deposits	102.3	79.9
Margin payments	—	29.5
Derivative financial instruments	10.0	—
Other assets	6.1	5.6

Total current assets	$1,740.9	$1,916.5

Non-current
Property, plant and equipment, net	$972.3	$773.7
Intangible assets, net	1.1	1.1
Other assets	1.7	2.3

Total non-current assets	$975.1	$777.1

Total assets	$2,716.0	$2,693.6

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$0.5	$0.1
Accounts payable and accrued liabilities	263.9	261.9
Taxes payable and accrued taxes	137.5	64.3
Current portion of other long-term liabilities	0.4	0.4
Current portion of governmental loans	10.0	10.0
Current portion of environmental liabilities	4.1	4.5
Derivative financial instruments	—	28.8
Warrant liability	31.8	99.4
Earnout liability	13.2	22.7
Share-based payment compensation liability	26.2	45.4

Total current liabilities	$487.6	$537.5

Non-current
Long-term governmental loans	$92.8	$85.2
Accrued pension liability	243.7	118.1
Accrued other post-employment benefit obligation	220.0	239.8
Other long-term liabilities	4.3	4.0
Environmental liabilities	34.9	33.5
Deferred income tax liabilities	97.6	92.9

Total non-current liabilities	$693.3	$573.5

Total liabilities	$1,180.9	$1,111.0

Shareholders’ equity
Capital stock	$961.0	$1,378.0
Accumulated other comprehensive income	280.6	152.0
Retained earnings	316.0	77.8
Contributed deficit	(22.5)	(25.2)

Total shareholders’ equity	$1,535.1	$1,582.6

Total liabilities and shareholders’ equity	$2,716.0	$2,693.6

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Income

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$599.2	$1,010.2	$1,533.3	$1,799.3
Operating expenses
Cost of sales	$569.4	$578.7	$1,146.2	$1,088.9
Administrative and selling expenses	24.2	29.4	52.6	56.1

Income from operations	$5.6	$402.1	$334.5	$654.3

Other (income) and expenses
Finance income	($4.6)	$—	($6.5)	$—
Finance costs	4.3	14.7	9.0	29.8
Interest on pension and other post-employment benefit obligations	4.0	2.9	7.4	5.8
Foreign exchange gain	(40.1)	(14.0)	(51.8)	(4.0)
Transaction costs	—	6.3	—	9.2
Change in fair value of warrant liability	(35.1)	—	(73.5)	—
Change in fair value of earnout liability	(5.0)	—	(9.2)	—
Change in fair value of share-based compensation liability	(10.0)	—	(19.4)	—

	($86.5)	$9.9	($144.0)	$40.8

Income before income taxes	$92.1	$392.2	$478.5	$613.5
Income tax expense	4.9	104.0	89.8	121.4

Net income	$87.2	$288.2	$388.7	$492.1

Net income per common share
Basic	$0.72	$4.02	$2.84	$6.86
Diluted	$0.36	$4.02	$1.95	$6.86

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
expressed in millions of Canadian dollars
Operating activities
Net Income	$87.2	$288.2	$388.7	$492.1
Items not affecting cash:
Amortization of property, plant and equipment and intangible assets	22.4	22.1	45.0	42.8
Deferred income tax expense (benefit)	(15.5)	78.3	(16.1)	95.7
Pension expense in excess of funding (pension funding in excess of expense)	49.1	4.0	48.8	(3.3)
Post-employment benefit funding in excess of expense	1.8	(1.9)	(0.3)	(3.5)
Unrealized foreign exchange gain on:
accrued pension liability	(12.8)	(3.8)	(16.8)	(0.8)
post-employment benefit obligations	(13.2)	(8.5)	(20.5)	(4.2)
Finance costs	4.3	14.7	9.0	29.8
Interest on pension and other post-employment benefit obligations	4.0	2.9	7.4	5.8
Accretion of governmental loans and environmental liabilities	3.2	3.0	6.3	6.0
Unrealized foreign exchange gain on government loan facilities	(6.4)	(2.4)	(9.3)	(1.2)
Decrease in fair value of warrant liability	(35.1)	—	(73.5)	—
Decrease in fair value of earnout liability	(5.0)	—	(9.2)	—
Decrease in fair value of share-based compensation liability	(10.0)	—	(19.4)	—
Other	(2.0)	0.3	(3.5)	1.1

	$72.0	$396.9	$336.6	$660.3
Net change in non-cash operating working capital	(133.3)	(15.8)	(121.1)	(157.6)
Share-based payment compensation and earnout units settled	(4.6)	—	(4.6)	—
Environmental liabilities paid	(0.2)	(1.0)	(0.4)	(1.5)

Cash (used in) generated by operating activities	($66.1)	$380.1	$210.5	$501.2

Investing activities
Acquisition of property, plant and equipment	($85.2)	($24.9)	($165.3)	($44.0)
Acquisition of intangible asset	—	(0.2)	—	(0.2)

Cash used in investing activities	($85.2)	($25.1)	($165.3)	($44.2)

Financing activities
Bank indebtedness advanced (repaid), net	$0.1	$—	$0.3	($86.9)
Repayment of term loans	—	(3.6)	—	(7.0)
Governmental loans received	15.2	—	15.2	—
Governmental loans benefit	(7.2)	—	(7.2)	—
Repayment of governmental loans	(2.5)	—	(5.0)	—
Interest paid	—	(10.7)	(0.1)	(21.4)
Dividends paid	(16.6)	—	(16.6)	—
Common shares repurchased and cancelled	(543.0)	—	(546.7)	—
Other	(0.3)	—	(0.3)	—

Cash used in financing activities	($554.3)	($14.3)	($560.4)	($115.3)

Effect of exchange rate changes on cash	$33.6	$4.0	$64.8	$3.7
Cash
(Decrease) increase in cash	(672.0)	344.7	(450.4)	345.4
Opening balance	1,136.9	21.9	915.3	21.2

Ending balance	$464.9	$366.6	$464.9	$366.6

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Reconciliation of Net Income to Adjusted EBITDA

	Three months ended September 30,		Six months ended September 30,
millions of dollars	2022	2021	2022	2021
Net income	$87.2	$288.2	$388.7	$492.1
Amortization of property, plant and equipment and amortization of intangible assets	22.4	22.1	45.0	42.8
Finance costs	4.3	14.7	9.0	29.8
Interest on pension and other post-employment benefit obligations	4.0	2.9	7.4	5.8
Income taxes	4.9	104.0	89.8	121.4
Foreign exchange gain	(40.1)	(14.0)	(51.8)	(4.0)
Finance income	(4.6)	—	(6.5)	—
Inventory write-downs (amortization on property, plant and equipment in inventory)	1.5	—	1.8	—
Carbon tax	0.1	(0.5)	3.1	(1.1)
Decrease in fair value of warrant liability	(35.1)	—	(73.5)	—
Decrease in fair value of earnout liability	(5.0)	—	(9.2)	—
Decrease in fair value of share-based payment compensation liability	(10.0)	—	(19.4)	—
Share-based compensation	(0.2)	6.9	2.7	15.4
Transaction costs	—	6.3	—	9.2
Past service costs - pension benefits	49.5	—	49.5	—
Past service costs - post-employment benefits	3.8	—	3.8	—

Adjusted EBITDA (i)	$82.7	$430.6	$440.4	$711.4

Net income Margin	14.6%	28.5%	25.3%	27.4%

Net income / ton	$200.41	$490.62	$399.57	$410.99

Adjusted EBITDA Margin (ii)	13.8%	42.6%	28.7%	39.5%

Adjusted EBITDA / ton	$189.94	$733.14	$452.76	$594.12

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901